Exhibit 1.01

Conflict Minerals Report of Donaldson Company, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of Donaldson Company, Inc. for calendar year 2014 (excluding Conflict Minerals that, prior to January 31, 2013, were located outside of the supply chain) in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

Donaldson Company, Inc. (“Donaldson” or “the Company”) was founded in 1915 and organized in its present corporate form under the laws of the State of Delaware in 1936. The Company is a worldwide manufacturer of filtration systems and replacement parts. The Company’s product mix includes air and liquid filtration systems and exhaust and emission control products. Products are manufactured at 40 plants around the world and through three joint ventures.

The Company has two reporting segments: Engine Products and Industrial Products. Products in the Engine Products segment consist of air filtration systems, exhaust and emissions systems, liquid filtration systems including hydraulics, fuel, and lube, and replacement filters. The Engine Products segment sells to original equipment manufacturers (“OEMs”) in the construction, mining, agriculture, aerospace, defense, and truck markets, and to independent distributors, OEM dealer networks, private label accounts, and large equipment fleets. Products in the Industrial Products segment consist of dust, fume, and mist collectors, compressed air purification systems, air filtration systems for gas turbines, PTFE membrane-based products, and specialized air filtration systems for applications including computer hard disk drives and semi-conductor manufacturing. The Industrial Products segment sells to various industrial dealers, distributors, OEMs of gas-fired turbines, and OEMs and end-users requiring clean air filtration solutions and replacement filters.

1.	Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe the Company’s due diligence process following the requirements of Rule 13p-1. Per Rule 13p-1, due diligence is used to support a company’s determination whether or not there is evidence that the Smelters or Refiners (“SOR” or “SORs”) within its supply chain are sourcing minerals that finance or benefit armed groups in the Covered Countries.

2.	Product Description

The Company manufactures and contracts to manufacture products containing certain minerals and their derivatives, generally described as tantalum, tin, tungsten, and gold (“Conflict Minerals”). Conflict Minerals were identified in products from both of the Company’s reporting segments, Engine Products and Industrial Products.

3.	Reasonable Country of Origin Inquiry

The Company developed a supply chain transparency program utilizing internal resources and a third-party provider to allow for the identification of SORs in the suppliers’ mineral supply chains.

Suppliers received an introductory email describing the compliance requirements and requesting Conflict Minerals and SORs’ information. This email was followed by a second email which included instructions for providing requested supply chain information. Suppliers were requested to provide such SORs information through the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“CMRT”), version 3.02.

An escalation process was initiated for suppliers who continued to be non-responsive after the above contacts were made. This process included follow-up emails and phone calls to the non-responsive suppliers.

Following the suppliers submission of their CMRT, a data validation process was employed to increase the accuracy of submissions and identify contradictory answers in the CMRT. Suppliers were then contacted to address items such as the following:

•	Incomplete data including missing SORs

•	Responses which indicated sourcing location without complete supporting information

•	Organizations that were identified as SORs, but not verified as such through further analysis and research

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. The Company does not typically have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain. The Companies third-party provider compared the facilities listed in the responses to the list of smelters maintained by the Conflict-Free Sourcing Initiative (“CFSI”), the United States Department of Commerce (DoC) and the London Bullion Market Association (LBMA) and, if a supplier indicated that the facility was certified as “Conflict-Free,” confirmed that the name was listed by CFSI.

4.	Due Diligence

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (“OECD’s”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements. It is important to note that the OECD Guidance was written for both upstream and downstream companies in the supply chain. Upstream companies refer to those between the mine and SORs. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders, and SORs. Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, OEMs, and retailers. As the Company is a downstream company in the supply chain, its due diligence practices were tailored accordingly.

A summary of the due diligence measures undertaken by the Company is below:

•	Maintained a Conflict Minerals policy. The Company’s Conflict Minerals policy is publicly available at https://secure.ethicspoint.com/domain/media/en/gui/19744/index.html

•	Structured a team led by a senior staff member to support and oversee supply chain due diligence and provide reports directly to the Audit Committee of the Board of Directors and Company Executives including the Vice President and Chief Financial Officer, Vice President and General Counsel, and Vice President Global Operations to support supply chain due diligence

•	Implemented measures to strengthen the Company’s engagement with its suppliers

•	Maintained a Company-level grievance mechanism

•	Identified and assessed risk in the supply chain and reported findings to senior management

•	Reported on supply chain due diligence. The Form Specialized Disclosure (“Form SD”) and CMR are contained herein and are publicly available at http://ir.donaldson.com/sec_filings.html

The SORs and countries of origin listed by suppliers were matched against a database of verified SORs and associated mines. Verified SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict-Free Sourcing Initiative’s Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewelry Council Chain-of-Custody Certification.

If the SOR was not certified by an internationally-recognized organization, research was conducted to gain more information about the SOR’s sourcing practices, including countries of origin and transfer, and whether there were any internal due diligence procedures in place or other processes the SOR had taken to track the chain-of-custody on the source of its mineral ores.

In cases where the SOR was not on a certified list and no additional information was available or the additional information was not determinative, the associated suppliers and products were categorized by the Company as not having sufficient information to conclude whether the necessary Conflict Minerals were from recycled or scrap sources or financed or benefited armed groups in the Covered Countries.

Suppliers did not provide facility and country of origin information specific to the products manufactured by the Company and, therefore, the Company did not have adequate information to verify the specific facilities used by SORs to process any Conflict Minerals necessary to the Company’s products or the country of origin of such Conflict Minerals.

Based on the smelter lists provided by suppliers via the CMRTs, the Company is aware that there are 18 smelters sourcing from the Covered Countries and certified conflict-free and a number of other smelters of which the source is not disclosed at this time but are certified conflict free smelters. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Furthermore, many of the responses provided at the company or division level indicated an “unknown” status in terms of determining the origin of 3TGs.

In accordance with OECD Guidelines, it is important to understand risk levels associated with conflict minerals in the supply chain. Smelter risk is classified as High, Medium and Low; this Risk rating is generated based on three scoring criteria: Regulated Body, Proximity, and Certification.

Additionally, suppliers are evaluated on program strength (further assisting in identifying risk in the supply chain). At this stage in Conflict Minerals compliance it is well-known that many companies are in the middle of the process and do not have many answers beyond “unknown”. It has been decided that penalizing or failing them for working through the process is likely not the best approach for the initial years of compliance, it does not meet the goals or spirit of the Rule, however evaluating and tracking the strength of the program does meet the OECD Due Diligence Guidelines and can assist in making key risk mitigation decisions as the program progresses.

The Company believes that the inquiries and investigations described above represent a reasonable effort to determine the mines or locations of origin of the 3TGs in our Covered Products, including (1) seeking information about 3TG smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT, (2) verifying those smelters and refiners with the expanding CFSI lists, (3) conducting the due diligence review, and (4) obtaining additional documentation and verification, as applicable. Our existing policy related to relevant documentation of our conflict mineral compliance process requires that documentation will be retained for a period of at least five years.

5.	Steps to Improve Due Diligence

The Company will endeavor to improve upon its supply chain due diligence efforts through the following efforts:

•	Continue to assess the presence of Conflict Minerals in its supply chain

•	Communicate expectations with regard to supplier performance, transparency, and sourcing

•	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC-GeSI Conflict Free Smelter program

6.	Product Determination

The Company does not have sufficient information from suppliers or other sources to conclude whether the necessary Conflict Minerals for the Company’s products originated in the Covered Countries and, if so, whether the necessary Conflict Minerals were from recycled or scrap sources or financed or benefited armed groups in the Covered Countries.